UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1
Lululemon Athletica, Inc.

(Name of issuer)
Common Stock, par value $0.01

(Title of class of securities)
550021109

(CUSIP number)
Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
C/o Advent International Corporation, 75 State Street, 29th Floor
Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
January 29, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	550021109	Schedule 13D	Page	2	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,610,276

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,610,276

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,610,276

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

24.92%

14	TYPE OF REPORTING PERSON*

CO, IA

CUSIP No.	550021109	Schedule 13D	Page	3	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		10,483,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,483,200

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,483,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.50%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	4	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE V GP Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		10,258,698

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,258,698

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,258,698

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.02%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	5	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,127,076

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,127,076

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,127,076

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.42%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13 D	Page	6	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE V Dollar ALP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		27,057

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,057

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.06%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13 D	Page	7	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE V Euro ALP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		27,142

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,142

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,142

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.06%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13 D	Page	8	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,381,465

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,381,465

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,381,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.97%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13 D	Page	9	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,431,052

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,431,052

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,431,052

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.36%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13 D	Page	10	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,899,068

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,899,068

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,899,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.22%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	11	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-G Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,214,745

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,214,745

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,214,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.75%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	12	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE V-I Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		332,368

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		332,368

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

332,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.71%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	13	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE V Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		71,573

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,573

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,573

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.15%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	14	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE V-A Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.06%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	15	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE V-B Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		45,498

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,498

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.10%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	16	of	26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners III Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.06%

14	TYPE OF REPORTING PERSON*

PN

CUSIP NO. 550021109	Schedule 13D	Page 17 of 26

Item 1. Security and Issuer
     This statement on Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Reporting Persons’ beneficial ownership interest in the Common Stock, par value $0.10 per share, of Lululemon Athletica, Inc., a Delaware corporation (the “Corporation”). The address of the principal executive office of the Corporation is 2285 Clark Drive, Vancouver, British Columbia, Canada, V5N 3G9. This Amendment No.1 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 6, 2007. This Amendment No. 1 is being filed by the Reporting Persons to amend Items 2,3,5,6 and 7. Terms defined in the Schedule 13D are used herein as so defined.
Item 2. Identity and Background
     (a) (b) (c) (f) This statement is being filed by the following entities:
(1) Advent International Corporation, a Delaware corporation;
(2) Advent International LLC, a Massachusetts limited partnership;
(3) GPE V GP Limited Partnership, a Cayman Islands limited partnership;
(4) Advent International Limited Partnership, a Delaware limited partnership;
(5) GPE V Dollar ALP, a Delaware limited partnership;
(6) GPE V Euro ALP, a Cayman Islands limited partnership;
(7) Advent International GPE V Limited Partnership, a Cayman Islands limited partnership;
(8) Advent International GPE V-A Limited Partnership, a Delaware limited partnership;
(9) Advent International GPE V-B Limited Partnership, a Cayman Islands limited partnership;
(10) Advent International GPE V-G Limited Partnership, a Delaware limited partnership;
(11) Advent International GPE V-I Limited Partnership, a Cayman Islands limited partnership;
(12) Advent Partners GPE V Limited Partnership, a Delaware limited partnership;
(13) Advent Partners GPE V-A Limited Partnership, a Delaware limited partnership;
(14) Advent Partners GPE V-B Limited Partnership, a Delaware limited partnership;

CUSIP NO. 550021109	Schedule 13D	Page 18 of 26

(15) Advent Partners III Limited Partnership, a Delaware limited partnership;
     The entities listed in subparagraphs (1) through (15) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (4) through (15) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”
     Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

CUSIP NO. 550021109	Schedule 13D	Page 19 of 26

     Advent International Corporation is the General Partner of Advent International Limited Partnership (“AILP”) and Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of the following entities: Advent Partners GPE V Limited Partnership, Advent Partners GPE V-A Limited Partnership, Advent Partners GPE V-B Limited Partnership, Advent Partners III Limited Partnership and GPE V GP Limited Partnership (“GPE V GP”). GPE V GP Limited Partnership is the General Partner of the following entities: GPE V Dollar ALP, GPE V Euro ALP, Advent International GPE V Limited Partnership, Advent International GPE V-A Limited Partnership, Advent International GPE V-B Limited Partnership Advent International GPE V-G Limited Partnership and Advent International GPE V-I Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
     The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE V GP Limited Partnership and Advent International Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.
     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On December 5, 2005, the Reporting Persons acquired beneficial ownership 85,796 shares of Series A Preferred Stock for an aggregate price of $74,164,775. The source of the funds used to purchase the Preferred Stock was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and GPE V GP, which did not pay for the shares but rather acquired beneficial ownership of the shares of Preferred Stock indirectly, through controlled entities).
     On July 26, 2007, the effective date of the Issuer’s initial public offering of Common Stock (the “IPO”), the Series A Preferred Stock was exchanged for shares of common stock through a corporate reorganization, pursuant to an Agreement and Plan of Reorganization dated April 26, 2007, among the Issuer, the Advent Funds, other stockholders of the Issuer and certain other parties (the “Reorganization Agreement”).
     In conjunction with the Corporation’s Initial Public Offering, the Advent Funds sold 9,391,053 shares of Common Stock, resulting in a decline in beneficial ownership by the Reporting Persons by that amount.
     On January 29, 2008 the Advent Funds completed and In-Kind Distribution of a total of 5,000,000 shares of the Common Stock of the Issuer to the Limited Partners of the Advent Funds and to the General Partners and to certain of the Limited Partners of the General Partner of the Advent Funds on a pro-rata basis for no consideration. The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the distribution of such shares.

CUSIP NO. 550021109	Schedule 13D	Page 20 of 26

Item 4. Purpose of Transaction.
     The Reporting Persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.
     Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation’s business or corporate structure; (g) changes in the Corporation’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 46,592,145 shares of Common Stock outstanding as November 28, 2007). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

CUSIP NO. 550021109	Schedule 13D	Page 21 of 26

			Number of	Number of
			Shares	Shares
	Number of	Percentage	Acquired	Disposed
	Shares	of Common	during	of during
	Beneficially	Stock	Past 60	Past 60
Reporting Person	Owned	Outstanding	Days	Days
Advent International Corporation (1)(2)(3)	11,610,276	24.92%		5,000,000

Advent International LLC (1) (2)	10,483,200	22.50%		5,000,000

GPE V GP Limited Partnership (1) (3)	10,258,698	22.02%		5,000,000

Advent International Limited Partnership (1)(2)	1,127,076	2.42%	1,127,076	0

GPE V Dollar ALP (3)	27,057	0.06%	27,057	0

GPE V Euro ALP (3)	27,142	0.06%	27,142	0

Advent International GPE V Limited Partnership (3)	1,381,465	2.97%		673,314

Advent International GPE V-A Limited Partnership (3)	3,431,052	7.36%		1,672,265

Advent International GPE V-B Limited Partnership(3)	2,899,068	6.22%		1,412,981

Advent International GPE V-G Limited Partnership(3)	2,214,745	4.75%		1,079,447

Advent International GPE V-I Limited Partnership (3)	332,368	0.71%		161,993

Advent Partners GPE V Limited Partnership (2)	71,573	0.15%		0

Advent Partners GPE V-A Limited Partnership (2)	26,616	0.06%		0

Advent Partners GPE V-B Limited Partnership (2)	45,498	0.10%		0

Advent Partners III Limited Partnership (2)	26,616	0.06%		0

Total Group	11,610,276	24.92%		5,000,000

CUSIP NO. 550021109	Schedule 13D	Page 22 of 26

          (1) Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) and the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC, and AI LLC derive from such power.
          (2) Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) and the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Partners GPE V Limited Partnership, Advent Partners GPE V-A Limited Partnership, Advent Partners GPE V-B Limited Partnership, Advent Partners III Limited Partnership and GPE V GP Limited Partnership (“GPE V GP”). The beneficial ownership of AIC, AI LLC and GPE V GP derive from such power.
          (3) Advent International Corporation (“AIC”) is the General Partner of Advent International Limited Partnership (“AILP”) and the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE V GP Limited Partnership (“GPE V GP”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of GPE V Dollar ALP, GPE V Euro ALP, Advent International GPE V Limited Partnership, Advent International GPE V-A Limited Partnership, Advent International GPE V-B Limited Partnership, Advent International GPE V-G Limited Partnership and Advent International GPE V-I Limited Partnership. The beneficial ownership of AICAI LLC and GPE V GP derive from such power.
     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.
     (c) Other than the distribution of the Securities described in Item 3 above the number of shares of Common Stock as set forth in the table included in Item 3 above under the columns captioned “Shares Disposed of During Past 60 Days” and “Shares Acquired During Past 60 Days” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days. The shares indicated as being disposed of in the table included in Item 3 above were distributed by the Advent Funds to the Limited Partners and to certain of the Limited Partners of the General Partners in the In-Kind Distribution, resulting in a decline in the indirect beneficial ownership of shares of Common Stock by certain Reporting Persons and the increase in the direct and indirect beneficial ownership of shares of Commons Stock by certain Reporting Persons .
     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

CUSIP NO. 550021109	Schedule 13D	Page 23 of 26

     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Registration Rights Agreement
Pursuant to the Reorganization Agreement, the Issuer entered into an amended and restated registration rights agreement with the Advent Funds and certain other stockholders which acquired their shares prior to the IPO, providing for certain rights with respect to the registration of their shares of Common Stock under the Securities Act. The registration rights agreement provides that if the Issuer determines to register any securities under the Securities Act after the IPO, either for its own account or for the account of a security holder or holders, the holders of registration rights, including the Advent Funds, are entitled to written notice of the registration and are entitled to include their shares of Common Stock in such registration.
In addition, the Advent Funds and other holders of registration rights may demand the Issuer to use its best efforts to effect the registration of their shares of Common Stock on up to three occasions. All of these registration rights are subject to certain conditions and limitations, including the right of any underwriters involved in the applicable offerings to limit the number of shares included in an offering. In general, the Issuer is required to pay all registration expenses except any underwriting discounts and applicable selling commissions.
The Issuer is also obligated to indemnify the Advent Funds and the other holders of registration rights and any underwriter, and the Advent Funds and the other holders of registration rights are required to indemnify the Issuer, for certain liabilities in connection with offerings conducted under the amended and restated registration rights agreement.

CUSIP NO. 550021109	Schedule 13D	Page 24 of 26

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

*3	Amended and Restated Registration Rights Agreement between the parties named therein (Incorporated by reference to Exhibit 10.10 to the Form S-1).

*4

*5

*	Incorporated by reference.
(The Remainder of this Page Left Intentionally Blank)

CUSIP NO. 550021109	Schedule 13D	Page 25 of 26
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 6, 2008
GPE V Dollar ALP
GPE V Euro ALP
Advent International GPE V Limited Partnership
Advent International GPE V-A Limited Partnership
Advent International GPE V-B Limited Partnership
Advent International GPE V-G Limited Partnership
Advent International GPE V-I Limited Partnership

By:	GPE V GP Limited Partnership,
General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation,
Manager
By:	Jarlyth H. Gibson, Assistant Compliance Officer*
GPE V GP Limited Partnership
Advent Partners GPE V Limited Partnership
Advent Partners GPE V-A Limited Partnership
Advent Partners GPE V-B Limited Partnership
Advent Partners III Limited Partnership

By:	Advent International LLC, General Partner
By:	Advent International Corporation, Manager
By:	Jarlyth H. Gibson, Assistant Compliance Officer*

Advent International Limited Partnership
By:	Advent International Corporation, General Partner

Advent International LLC
By:	Advent International Corporation, Manager

Advent International Corporation
By:	Jarlyth H. Gibson, Assistant Compliance Officer*
*For all of the above:

/s/ Jarlyth H. Gibson
Jarlyth H. Gibson, Assistant Compliance Officer

CUSIP NO. 550021109	Schedule 13D	Page 26 of 26
SCHEDULE A
          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.
I. Advent International Corporation

	Position with	Principal
	Advent International	Occupation
Name	Corporation	(if different)
Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President Managing Director Chief Operating Officer Assistant Secretary Executive Officers’ Committee Member

Ernest G. Bachrach	Executive Officers’ Committee Member

Humphrey W. Battcock	Executive Officers’ Committee Member

Ralf Huep	Executive Officers’ Committee Member

David M. Mussafer	Director Executive Officers’ Committee Member

William C. Schmidt	Executive Officers’ Committee Member

Steven M. Tadler	Director Executive Officers’ Committee Member

Janet L. Hennessy	Senior Vice President Partner Chief Financial Officer Chief Compliance Officer Assistant Secretary

John F. Brooke	Director	General Partner of
Brooke
Private Equity

Mark Hoffman	Director	Chairman of
Cambridge
Research Group

David W. Watson	Secretary	Attorney